2002-07-12 UIM

Administrative officer *Your reference*

Unn Iren Moheim, +47 51 99 44 02

STATOIL

Statoil ASA

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

02042772

02 JUL 23 AM 10:49

SUPPL

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period April 1 – June 30, 2002 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Unn Iren Moheim
Compliance Officer
uim@statoil.com

dlw 7/23

Enclosure
(Press releases and report - First quarter 2002)

Postal address
N-4035 STAVANGER
Norway

Office address
Forusbeen 50
Forus
4033 Stavanger

The Register of Business Enterprises
NO 923 609 016 VAT

Telephone
+47 51 99 00 00

Telefax
+47 51 99 00 50

Internet
www.statoil.com

NEWS AND THEMES
PRESS RELEASES

Changes in election committee

Leif Terje Løddesøl has been asked to stand for election as chairman of Statoil's board of directors. He is therefore withdrawing from his position as member and chairman of the election committee in Statoil.

Jens Ulltveit-Moe, who is a member of the election committee, will take over as chairman of the election committee, on the request of Ole Lund, chairman of Statoil's board.

Published 16.04.2002

[24.04.2002]

Nominees to the corporate assembly

The election committee in Statoil ASA will propose the following shareholder-elected candidates for the corporate assembly:

Members: Kjell Bjørndalen, Kirsti Høegh Bjørneset, Erlend Grimstad, Gunnar Mathisen, Wenche Meldahl, Anita Roarsen, Asbjørn Rolstadås, Anne Cathrine Slungård.

Deputy members: Greger Mannsverk, Anne Britt Norø, Halvor Stenstadvold.

The election will take place at Statoil's annual general meeting in Stavanger Forum on 7 May at 5 pm.

Last modified 24.04.2002

Selling Danish upstream assets

Statoil has sold its assets in the Danish North Sea to the Danish state oil company, Dong.

Subject to approval by the Danish competition commission, the sale will be effective from 1 July 2002.

The sales price is DKK 1 billion (USD 120 million). This will give an income effect to Statoil in 2002 of NOK 700 million (USD 80 million) after tax. Statoil expects to book the transaction in the third quarter this year.

The sale includes a 40 per cent interest in the Siri and Stine fields, and an 18.8 per cent interest in the Lulita field. Statoil's share of the average production for 2002 is 7,000 barrels per day from the fields being sold. The sale will not affect Statoil's production target of 80,000 barrels of oil equivalent (boe) per day in 2002 from the group's international oil and gas operations, or the production target for 2004 of 120,000 boe per day.

For further information:

Public affairs - Kai Nielsen, tel. +47 51 99 18 27/+47 970 41 332 (mobile)

Investor relations - Mari Thjømøe, tel. +47 51 99 77 90/+47 907 77 824 (mobile)

Investor relations USA - Thore Kristiansen, tel. +1 203 9786950/+47 916 64 659 (mobile)

Last modified 06.05.2002

[07.05.2002]

AGM in Statoil

The annual general meeting (AGM) in Statoil ASA resolved today, 7 May 2002, to adopt the annual report and accounts for 2001 as proposed by the board of directors.

The proposal for the allocation of net income, including distribution of a dividend of NOK 2.85 per share to persons who were shareholders on 7 May 2002 was also resolved, with payments starting on 28 May 2002.

Statoil's ordinary shares listed on the Oslo Stock Exchange will be quoted ex dividend as of 8 May 2002. American Depository Shares (ADS) listed on the New York Stock Exchange were quoted ex dividend on 3 May 2002.

The following persons were elected as new members of the corporate assembly: Kjell Bjørndalen, Kirsti Høegh Bjørneset, Erlend Grimstad, Gunnar Mathisen, Wenche Meldahl, Anita Roarsen, Asbjørn Rolstadås and Anne Cathrine Slungård.

Greger Mannsverk, Anne Britt Norø and Halvor Stenstadvold were elected as deputy members.

The proposal to amend the company's articles of association § 11, on the establishment of an election committee, was considered and passed.

Jens Ulltveit-Moe and Ole Anders Lindseth were elected as members of the election committee by the AGM.

The AGM gave the company permission to distribute bonus shares to Statoil employees outside Norway in connection with the share offer made to these employees after the company's flotation.

Contact persons :

Media relations - Wenche Skorge, tel +47 51 99 79 17(office) +47 918 70 741 (mobile)

Investor relations - Mari Thjømøe, tel +47 51 99 77 90 (office) +47 907 77 824 (mobile)

Investor relations USA - Thore Kristiansen, tel +1 203 9786950 (office) +47 916 64 659 (mobile)

Last modified 07.05.2002

Satisfactory performance in challenging markets

Statoil (OSE: STL, NYSE: STO) achieved a profit of NOK 10 billion before financial items, *income taxes and minority interest (EBIT) for the first quarter of 2002.* This compares with NOK 15.4 billion for the same period of last year. Earnings per share came to NOK 1.39 (USD 0.16) as against NOK 2.19 (USD 0.24) for the first quarter of 2001.

Financial statements and review - first quarter 2002
MD&A
Presentation set
PDF-version (1,8 Mb)

- **Earnings per share: NOK 1.39**
- **High gas production and good regularity on the Norwegian continental shelf**
- **Increased international production**
- **Lower prices and margins**

Net profit for the first quarter amounted to NOK 3 billion as against NOK 4.3 billion for the same period of last year. Return on capital employed over the past 12 months, adjusted for one-off effects, came to 15.8 per cent as against 17.6 per cent in the first quarter of 2001.

"This result reflects a strong increase in natural gas output on the Norwegian continental shelf and substantial growth in our international oil production," says chief executive Olav Fjell. "Regularity on our installations has been good. The markets have been demanding, with lower prices for oil, natural gas and products. Overall, we consider our performance to be satisfactory. Our underlying operations confirm that we are on the right track in relation to our targets for 2004."

Group income statement (unaudited)

USGAAP income statement (in millions, except share data)

	First Quarter			
	2002	**2001**	2002	
	NOK	NOK	change	USD*
Total revenues	**54,816**	**50,844**	**8%**	**6,914**
E&P Norway	7,096	10,489	(32%)	802
International E&P	256	556	(54%)	29
Natural Gas	2,821	3,284	(14%)	319
Manufacturing & Marketing	(187)	1,333	(114%)	(21)
Other	(5)	(219)	98%	(1)
Income before financial items, income taxes and minority interest	**9,981**	**15,443**	**(35%)**	**1,128**
Net financial items	806	(758)	206%	91
Income before income taxes and minority interests	**10,787**	**14,685**	**(27%)**	**1,219**
Income taxes	(7,745)	(10,277)	(25%)	(875)
Minority interest	(37)	(80)	(54%)	(4)
Net income	**3,005**	**4,328**	**(31%)**	**340**
Earnings per share	1.39	2.19	(37%)	0.16
Weighted average number of ordinary shares outstanding	2,164,585,600	1,975,885,600	10%	

*Solely for the convenience of the reader, financial data for the first quarter of 2002 has been translated into US dollars at the rate of NOK 8.85 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 29, 2002. Financial data for the first quarter of 2001 has been translated into US dollars at the rate of NOK 9.15 to USD 1.00. There are no special items in the 1Q 02 income statement.

Statoil's overall oil and gas production during the first quarter averaged 1,096,000 barrels of oil equivalent per day, as against 1,005,000 barrels for the same period of last year.
This nine per cent improvement primarily reflects good regularity, a substantial increase in gas production on the NCS and rising oil output from the group's international operations.

Production cut on the NCS reduced Statoil's average daily oil output by about 24,000 barrels. Its oil production from the NCS averaged 682,000 barrels per day in the first quarter.

Statoil's equity gas production from the NCS rose from a daily average of 40.9 million cubic metres in the first quarter of 2001 to 52.4 million. This 28 per cent growth reflects a planned build up of delivery volumes under long-term gas sales contracts with buyers in continental Europe.

Average daily oil production for Statoil outside Norway rose by 40 per cent, from 56,600 barrels in the first quarter of 2001 to 79,500. The Sincor facility in Venezuela delivered its first oil cargo at the end of March, while the Girassol field off Angola reached plateau production five months ahead of schedule.

Low refining margins, product prices and shipping rates were the most important reasons behind the weakening of results for Statoil's downstream operations. Refining margins have fallen by 71 per cent since the first quarter of 2001, while methanol prices and petrochemical margins halved over the same period.

A fatal accident occurred on 17 April on Byford Dolphin while this drilling rig was working for Statoil on Esso's Sigyn field in the North Sea. The incident is being investigated to clarify its causes. Viewed overall, Statoil made progress in the safety area during the first quarter compared with the same period of last year. Both the total recordable injury frequency and the number of serious incidents declined.

Further information from:

Public affairs
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70741 (mobile)
Investor relations Norway
Mari Thjømøe, +47 51 99 77 90 (Office), +47 907 77824 (mobile)
Investor relations USA
Thore E. Kristiansen, +1 203 978 6952 (office), +47 916 64659 (mobile)

Financial statements and review - first quarter 2002
MD&A
Presentation set
PDF-version (1,8 Mb)

Published 07.05.2002

UK gas contract for Statoil

Statoil (OSE: STL, NYSE: STO) and British Gas Trading Ltd, a wholly owned subsidiary of Centrica, have signed a gas sales contract for supplies of five billion cubic metres of natural gas per year. Supplies will start on 1 October 2005 and run for 10 years.

This is Statoil's largest sale since the Troll gas sales agreement in 1986 on the basis of annual volumes. The contract reinforces Statoil's position as the largest importer of gas to the UK.

Peter Mellbye, executive vice president for Statoil's Natural Gas business area comments:

"The contract secures a good commercial outlet for Statoil's gas and is therefore key to the future development of new gas fields off Norway to increase supplies into Europe."

Statoil is a leading supplier of natural gas to Europe and holds large gas reserves on the Norwegian continental shelf.

"Furthermore, this sale underpins the possibility for additional gas transport pipelines from Norway into the UK," says Mr Mellbye. Currently, a single pipeline transports gas from the extensive integrated transport and production system on the Norwegian continental shelf to the UK market. Statoil is evaluating several possibilities for additional pipeline links to increase capacity for transporting gas into the UK. Statoil also supplies natural gas to continental Europe through five pipelines.

"We are very satisfied with the gas contract," says Rune Bjørnson, managing director of Statoil UK. "With this new contract Statoil will increase the supply of gas to meet the UK's growing energy needs. The UK is a target market for Statoil due to the increasing need for gas supply. Over the last year, Statoil has increased short term sales of gas to the UK, and in June 2001 Statoil signed a contract with BP for supplies of 1.6 bcm per year over fifteen years.

"Statoil looks forward to cooperating with British Gas Trading. The deal is beneficial for both parties; flexibility with regard to sourcing the gas, including being able to source it in the UK traded market, increases Statoil's commercial opportunities. The contract also enables us to supply gas to the largest supplier in the domestic market segment where we are not active. For British Gas Trading it will provide a stable and reliable supply of gas in coming years," concludes Mr Bjørnson. The volumes will be delivered at the National Balancing Point, the UK's notional gas trading point.

The contract is pending approval by Statoil's board of directors.

For further information:

Media

UK: Trude Måseide, tel: +44 207 766 7776, mobile +44 777 191 8087

Norway: Kristin Bremer Nebben, tel +47 51 99 13 77, mobile

+47 957 24 363

Investor relations: Mari Thjømøe, tel: +47 51 99 77 90, mobile +47 907 77 824

USA: Thore Kristiansen, tel: +1 203 978 6950, mobile +47 9166 4659

Background

Statoil ASA is a major integrated oil and gas company with head office in Stavanger, Norway. The company had an average production of one million barrels of oil equivalent per day in 2001 and total reserves amounting to 4,277 million barrels of oil equivalent on 31 December 2001. Statoil is the leading producer and trader of gas from Norwegian fields and a key supplier of gas to Europe. Statoil is the marketer of the Norwegian state's directly-owned oil and gas volumes.

Statoil was established in the UK in 1980 with the company Statoil UK. Statoil UK is active in gas trading and marketing, crude trading and exploration and production.

Published 10.06.2002

NEWS AND THEMES
PRESS RELEASES

New directors nominated

Four new candidates to serve as shareholder-elected directors on the Statoil ASA board have been nominated by the election committee today, 13 June.

Both Finn Hvistendal and Knut Åm have been proposed for re-election, while Leif Terje Løddesøl is nominated as a new director and candidate for the chairmanship.

Mr Hvistendal served for many years in the top management at Norsk Hydro and as president of Den norske Bank, while Mr Åm has been a senior Phillips Petroleum executive. Mr Løddesøl is chairman of the Wilh Wilhelmsen shipping group.

The three other new candidates are Maurey Devine, Grace Skaugen and Eli Sætersmoen.

Ms Devine has broad experience of the petroleum industry from her career in Mobil, including a period as managing director of Mobil Norway.

Well acquainted with both international and American politics, she is currently a fellow at the Belford Centre for Science and International Affairs at Harvard University.

Dr Skaugen has solid academic qualifications, including a doctorate in physics and a master of business administration (MBA). She also has experience from investment banking as finance vice president at Orkla Enskilda Securities.

Educated as a petroleum engineer, Eli Sætersmoen has worked for Norsk Hydro and gained management experience at McKinsey. She is currently finance vice president for the Selvaag group.

"We're very satisfied with the high level of expertise among these candidates, and with the fact that half of them are women," says Jens Ulltveit-Moe, who chairs the election committee.

Anne Cathrine Slungård has also been recommended as chair of Statoil's corporate assembly, with Wenche Meldahl as her deputy.

For further information, contact:

Jens Ulltveit-Moe, tel: +47 67 11 08 00, 970 68 165 (mobile)

Published 13.06.2002



STATOIL

FINANCIAL STATEMENTS AND REVIEW

1ST QUARTER 2002

STATOIL

STATOIL'S FIRST QUARTER 2002

"Satisfactory performance in challenging markets"

Net income for the Statoil group in the first quarter of 2002 came to NOK 3.0 billion compared with NOK 4.3 billion in the first quarter of 2001. Average return on capital employed, adjusted for special items(1), for the last 12 months was 15.8 per cent compared to 17.6 per cent for the whole of 2001. Earnings per share were NOK 1.39 (USD 0.16) in the first quarter of 2002 compared with NOK 2.19 (USD 0.24) in the first quarter last year.

"This result reflects a strong increase in natural gas output on the Norwegian continental shelf and substantial growth in our international oil production," says chief executive Olav Fjell. "Regularity on our installations has been good. The markets have been demanding, with low prices for oil, natural gas and products. Overall, we consider our performance to be satisfactory. Our underlying operations confirm that we are on the right track in relation to our targets for 2004."

Total oil and gas production in the first quarter of 2002 was 1,096,000 barrels of oil equivalent (boe) per day compared to 1,005,000 boe per day in the first quarter of 2001.

The weaker results in the first quarter of 2002 compared with the first quarter of 2001 are mainly related to lower oil and natural gas prices, a considerable reduction in downstream prices and margins and a small reduction in total oil liftings. These factors are mainly offset by higher natural gas sales volumes and unrealized currency gains on our debt.

The most important events in the first quarter of 2002 were:

- **Nine per cent higher production compared to the first of quarter 2001, including an all-time high natural gas sales**
- **Strong international growth in production with start-up of deliveries from the Sincor upgrading plant in Venezuela, and production at plateau level ahead of schedule on the Girassol field in Angola**
- **Agreements to sell E&P operations in Denmark, and ownership interests in the Mikkel and Varg fields on the Norwegian continental shelf (NCS)**
- **Plan for development and operation of the Snøhvit field approved**

USGAAP income statement (in millions, except share data)	*First Quarter 2002 NOK*	*2001 NOK*	*change*	*2002 USD(*)*	*Total 2001 NOK*
Total revenues	**54,816**	**50,844**	**8%**	**6,194**	**236,336**
E&P Norway	7,096	10,489	(32%)	802	40,697
International E&P	256	556	(54%)	29	1,291
Natural Gas	2,821	3,284	(14%)	319	9,629
Manufacturing & Marketing	(187)	1,333	(114%)	(21)	4,480
Other	(5)	(219)	98%	(1)	57
Income before financial items, income taxes and minority interest	**9,981**	**15,443**	**(35%)**	**1,128**	**56,154**
Net financial items	806	(758)	206%	91	65
Income before income taxes and minority interest	**10,787**	**14,685**	**(27%)**	**1,219**	**56,219**
Income taxes	(7,745)	(10,277)	(25%)	(875)	(38,486)
Minority interest	(37)	(80)	(54%)	(4)	(488)
Net income	3,005	4,328	(31%)	340	17,245
Earnings per share	1.39	2.19	(37%)	0.16	8.31
Weighted average number of ordinary shares outstanding	2,164,585,600	1,975,885,600	10%		2,076,180,942
Operational data					
Crude oil price (USD per barrel Brent blend)	21.1	25.8	(18%)		24.4
Norwegian NOK/USD average daily exchange rate	8.91	8.89	0.2 %		8.99
Crude oil price (NOK per barrel Brent blend)	188	229	(18%)		219
Refining margin, FCC (USD/boe)	1.2	4.1	(71%)		3.6
Total oil and gas production (1000 boe/day)	1,096	1,005	9%		1,007
Total oil and gas liftings (1000 boe/day)	1,073	1,060	1%		1,008
Production (lifting) cost (USD/boe, last 12 months)	2.6	N/A			2.9

USGAAP income statement (in millions)	First Quarter 2002 NOK	2001 NOK	change	2002 USD(*)	Total 2001 NOK
Sales	54,935	50,694	8%	6,207	231,087
Equity in net income of affiliates	(119)	148	(180%)	(13)	439
Other income	0	2	(100%)	0	4,810
Total revenues	**54,816**	**50,844**	**8%**	**6,194**	**236,336**
Cost of goods sold	32,209	22,636	42%	3,639	126,153
Operating expenses	7,382	7,479	(1%)	834	29,547
Selling, general and administrative expenses	1,134	1,180	(4%)	128	3,547
Depreciation, depletion and amortization	3,848	3,862	(0%)	435	18,058
Exploration expenses	262	244	7%	30	2,877
Total expenses	**44,835**	**35,401**	**27%**	**5,066**	**180,182**
Income before financial items, income taxes and minority interest	**9,981**	**15,443**	**(35%)**	**1,128**	**56,154**
Net financial items	806	(758)	206%	91	65
Income before income taxes and minority interest	**10,787**	**14,685**	**(27%)**	**1,219**	**56,219**
Income taxes	(7,745)	(10,277)	(25%)	(875)	(38,486)
Minority interest	(37)	(80)	(54%)	(4)	(488)
Net income	**3,005**	**4,328**	**(31%)**	**340**	**17,245**
ROACE (last 12 months)(2)	15.8 %	N/A		N/A	17.6 %
Cash flows provided by operating activities (billion)	7.4	13.6		0.8	39.2
Gross investments (billion)	4.1	5.0		0.5	17.4
Net Debt to Capital ratio	36%	18%		N/A	39%

*Solely for the convenience of the reader, financial data for the first quarter of 2002 has been translated into US dollars at the rate of NOK 8.85 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on March 29, 2002. Financial data for the first quarter of 2001 has been translated into US dollars at the rate of NOK 9.15 to USD 1.00.

Income before financial items, income taxes and minority interest was NOK 10.0 billion in the first quarter of 2002 compared to NOK 15.4 billion in the corresponding quarter of 2001, a reduction of 35 per cent. This decline is mainly due to an 18 per cent decrease in quoted oil prices measured in NOK, a considerable reduction in downstream prices and margins, a just over 20 per cent reduction in natural gas prices, a lower contribution from Statpipe due to reduced ownership interest, and 7 per cent lower oil liftings (sales volumes) despite a 2 per cent increase in oil production. These effects have been partly offset by a 38 per cent increase in natural gas sales volumes and reduced operating expenses.

The increase in total revenues and cost of goods sold from the first quarter of 2001 to the first quarter of 2002 is mainly related to the new instruction, effective from June 2001, relating to the sale of SDFI oil and natural gas.

Net financial items for the first quarter of 2002 were NOK 0.8 billion, an improvement of NOK 1.6 billion compared to the result for the first quarter of 2001. The improvement is mainly due to changes in unrealized currency gains and losses on the net debt position. A declining NOK/USD exchange rate during the first quarter of 2002 impacted net financial items positively, compared to the negative effect of an increasing NOK/USD exchange rate during the first quarter of 2001. Furthermore, interest costs were reduced in the first quarter of 2002 compared with the first quarter of 2001, predominantly due to lower average interest rates on Statoil's debt portfolio. The exchange rate for NOK/USD was 9.12 on March 31, 2001, 9.01 on December 31, 2001 and 8.81 on March 27, 2002.

The US accounting standard FAS 133 regulates the definition and accounting for derivatives including hedging activities. FAS 133 predominantly affects Natural Gas, where the pricing mechanisms in a long-term gas sales agreement in the UK are adjusted in accordance with current market prices, and Manufacturing & Marketing, where Statoil's short-term inventories and other volume positions are risk managed. FAS 133 also affects management of financial positions. In addition, Statoil has bought put options as a part of strategic hedging of price risk for a portion of the crude sales. In the first quarter of 2002, Statoil recorded in total a loss of NOK 0.3 billion related to these effects. Significant accounting effects related to derivatives are addressed under the relevant business segment. Future results could also be influenced by adjustments in the value of such positions, as regulated by FAS 133.

Income taxes were NOK 7.7 billion (effective tax rate of 71.8 per cent) in the first quarter of 2002 compared to NOK 10.3 billion (effective tax rate of 70.0 per cent) in the first quarter of 2001. The increase from the first quarter of 2001 was mainly due to the fact that a relatively higher share of the profit this quarter was generated by the Norwegian upstream activities and thus subject to the Norwegian petroleum tax system, with a marginal tax rate of 78 per cent.

Return on average capital employed (ROACE)(2) for the last 12 months, adjusted for special items, was 15.8 per cent compared to 17.6 per cent for the whole of 2001. Adjusted to an assumed average oil price of 16 USD (2000) per barrel and corresponding natural gas price, the ROACE for the last 12 months is calculated at 9.8 per cent compared to 10.3 per cent for the entire year 2001. This decrease compared to last year was mainly due to the weak results from downstream activities, which are not normalized in the calculation.

Cash flows provided by operating activities amounted to NOK 7.4 billion in the first quarter of 2002, compared to NOK 13.6 billion in the corresponding quarter of 2001. Adjusted for calculated taxes of NOK 3.5 billion in relation to the SDFI properties in the first quarter of 2001, the underlying cash flow in first quarter 2001 was NOK 10.1 billion. The decrease from this level was principally due to lower prices and margins for our products.

Working capital (current assets less current liabilities) was reduced by NOK 14.5 billion from NOK 6.5 billion as of March 31, 2001 to a negative working capital of NOK 8.0 billion as of March 31, 2002. The reduction was mainly due to the extraordinary cash build-up prior to the SDFI settlement in 2001. Taking into consideration Statoil's established credit facilities, credit rating and access to capital markets, the company believes that the level of working capital is sufficient to meet current and future needs.

Cash flows used in investment activities increased from NOK 2.7 billion in the first quarter of 2001 to NOK 4.0 billion in the first quarter of 2002. Gross investments, defined as additions to property, plant and equipment and capitalized exploration spending, declined from NOK 5.0 billion in the first quarter of 2001 to NOK 4.1 billion in the first quarter of 2002, mainly related to lower investments year to date in E&P Norway and Manufacturing & Marketing. The decline in gross investments has been partly offset by reduced repayment of long-term loans granted and other long-term items.

	First Quarter				*Total*
Gross investments (in billions)	*2002 NOK*	*2001 NOK*	*change*	*2002 USD(*)*	*2001 NOK*
- E&P Norway	2.6	3.0	(15%)	0.3	10.8
- International E&P	1.2	1.0	13%	0.1	5.1
- Natural Gas	0.1	0.0	N/A	0.0	0.3
- Manufacturing & Marketing	0.2	0.7	(65%)	0.0	0.8
- Other	0.0	0.2	N/A	-	0.4
Total gross investment	**4.1**	**5.0**	**(18%)**	**0.5**	**17.4**

Cash flows used in financing activities amounted to NOK 0.1 billion in the first quarter of 2002, compared to NOK 4.2 billion in the corresponding period of 2001. New long-term borrowing was NOK 1.8 billion compared to NOK 2.3 billion in the first quarter of 2001. Repayment of long-term debt increased by NOK 1.1 billion compared to the first quarter of 2001, while repayment of short-term debt was reduced by NOK 0.4 billion. Compared to the first quarter of 2001 when cash flows of NOK 5.3 billon related to the transferred SDFI properties were retained by the Norwegian state, the funding need was thus reduced in the first quarter of 2002. Cash flow provided by operating activities in the first quarter of 2001 included income tax on transferred SDFI properties. The calculated income tax on these properties amounted to NOK 3.5 billion in the first quarter of 2001, which together with net income from the transferred SDFI properties was classified as dividend to the owner until the formal transfer on May 31, 2001.

Liquidity. Cash flow from operations is highly dependent on oil and gas prices and levels of production, and is only to a small degree influenced by seasonal patterns. Statoil will use existing and available liquidity and new loans to finance Norwegian tax payments (due April 1 and October 1 each year) and any dividend payment. The investment program is spread across the year.

At March 31, 2002, Statoil had liquid assets of NOK 14.8 billion, including approximately NOK 7.3 billion in short-term investments in domestic and international capital market investments, primarily government bonds, but also other short- and long-term debt securities, and NOK 7.5 billion in cash and cash equivalents. Short-term investments increased by NOK 4.9 billion in the first quarter of 2002, compared to year-end 2001. Cash and cash equivalents increased by approximately NOK 1.0 billion during first quarter 2002, compared to year-end 2001. The reason for both these increases is that cash was accumulated prior to and used for the tax payment due in April 2002.

Interest bearing debt. Gross interest bearing debt was NOK 40.2 billion at March 31, 2002, compared to NOK 38.8 billion at March 31, 2001. Gross interest bearing debt was NOK 41.8 billion at December 31, 2001. Net interest bearing debt increased from NOK 16.5 billion (normalized for cash build-up prior to payment of taxes) at the end of the first quarter of 2001 to NOK 31.6 billion (normalized for cash build-up prior to payment of taxes) at the end of the first quarter of 2002. The increase in net interest bearing debt was a result of the SDFI transaction which took place in the second quarter of 2001. Net interest bearing debt was NOK 34.1 billion at December 31, 2001.

Net debt to capital ratio (defined as normalized net debt(3) to capital employed) was 36 per cent at the end of the first quarter of 2002, compared to 18 per cent at the end of the first quarter of 2001. Without the adjustment for cash build-up prior to payment of taxes, the net debt to capital ratio would have been 30 per cent by the end of the first quarter of 2002 and 14 per cent by the end of the first quarter of 2001.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.4 billion in the first quarter of 2002, on the same level as the corresponding quarter in 2001. A total of four exploration and appraisal wells were completed in the first quarter of 2002, of which three resulted in discoveries.

Production cost per barrel o.e. for the last 12 months declined to USD 2.6 per boe at March 31, 2002 compared to USD 2.9 per boe for the year 2001. The decline from last year was mainly due to high production in the first quarter of 2002 as well as high costs in the first quarter of 2001. Statoil expects production cost per barrel to increase in the second and third quarters of 2002, mainly due to planned maintenance turnarounds.

Health, safety and the environment. On April 17, 2002 a fatality was suffered by a contractor working for Statoil on the *Byford Dolphin* drilling rig on the Sigyn field in the North Sea. The accident is under investigation.

Overall, Statoil had a positive development concerning injuries in the first quarter of 2002 compared to the first quarter of 2001. Total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) decreased to 4.9 in the first quarter of 2002 compared to 7.9 in the corresponding period last year. The number of recordable injuries was 84 in the first quarter of 2002 compared to 132 in the first quarter of 2001.

The number of serious incidents was reduced from 90 in the first quarter of 2001 to 70 in the first quarter of 2002. The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) improved to 4.0 in the first quarter of 2002 from 5.4 in the first quarter of 2001.

There were 84 unintentional oil spills in the first quarter of 2001 compared to 111 in the corresponding period last year. In volume terms, spills totaled 28 cubic meters in the first quarter of 2002 as against 87 cubic meters in the first quarter of 2001.

(1) Special items for the last 12 months consist of a non-taxable gain of approximately NOK 1.4 billion related to the sale of non-core assets in the Grane, Njord, Jotun fields and a 12 per cent interest in the Snøhvit field, a gain of NOK 1.6 billion before tax (NOK 1.2 billion after tax) related to the sale of the 4.76 per cent interest in the Kashagan oil field in the Caspian Sea, a gain of NOK 1.3 billion before tax (NOK 0.9 billion after tax) related to the sale of the operations in Vietnam and the write-down of NOK 2.0 billion on the LL 652 oil field in Venezuela (NOK 1.4 billion after tax).

(2) In calculation of all relevant key figures Capital employed at the end of the first quarter of 2002 and the first quarter of 2001 is adjusted for 50 per cent of the cash build-up related to the tax payment in early April.

(3) Nomralizet net debt is defined as gross interest bearing debt reduced by cash and cash equivalents. This is normalized by adjusted for 50 per cent of the cash build-up related to the tax payments.

E&P NORWAY

USGAAP income statement (in millions)	First Quarter 2002 NOK	2001 NOK	change	2002 USD(*)	Total 2001 NOK
Total revenues	**12,939**	**17,168**	**(25%)**	**1,462**	**65,655**
Operating, general & administrative expenses	2,783	3,647	(24%)	314	11,145
Depreciation, depletion and amortization	2,892	2,831	2%	327	11,805
Exploration expenses	168	201	(16%)	19	2,008
Total expenses	**5,843**	**6,679**	**(13%)**	**660**	**24,958**
Income before financial items, income taxes and minority interest	**7,096**	**10,489**	**(32%)**	**802**	**40,697**
Realized oil price (USD/bbl)	20.6	25.9	(20%)		24.1
Total liftings:					
Oil (1000 bbl/day)	666	734	(9%)		697
Natural gas (mmcm/day)	52.4	40.9	28%		39.1
Total oil and natural gas liftings (1000 boe/day)	996	991	0%		943
Total oil and natural gas production (1000 boe/day)	1,012	940	8%		940

Income before financial items, income taxes and minority interest for E&P Norway was NOK 7.1 billion in the first quarter of 2002 compared to NOK 10.5 billion in the corresponding period of 2001. The decline in profit was primarily due to a 20 per cent lower realized oil price and reduced oil liftings (sales). This decline was partly offset by increased sales of natural gas. The cost reduction was mainly related to higher write-down of inventories to production cost last year, reduced purchase of gas for injection, and reduced provisions for future removals based on updated estimates for removal and decommissioning expenditure on Statoil-operated fields.

Average daily lifting of oil was reduced from 734,000 barrels (bbl) per day in the first quarter of 2001 to 666,000 bbl per day in the first quarter of 2002, while average daily production of oil was reduced from 692,000 bbl per day in the first quarter of 2001 to 682,000 bbl per day in the first quarter of 2002. The lifting situation changed from an overlift of 42,000 bbl per day in the first quarter of 2001 to an underlift of 16,000 bbl per day in the first quarter of 2002.

Statoil's production of oil in the first quarter of 2002 was reduced due to production limitations imposed by the Norwegian government. Several fields on the NCS have not reached the production limit defined by the Norwegian authorities. Statoil has reduced its oil production on the NCS by approximately 24,000 bbl per day in the first quarter of 2002. The production limitation was the main reason for the reduction in oil production in the first quarter of 2002 compared to the first quarter of 2001.

Average daily gas sales in the first quarter of 2002 increased to 52.4 million cubic meters (mmcm) in the first quarter of 2002 from 40.9 mmcm in the first quarter of 2001. The increase is mainly related to larger volumes sold under long-term contracts from the start of the new gas year, October 2001, and the fact that customers used their contractual flexibility to buy low volumes in the first quarter of 2001. Deliveries from the Åsgard B platform resumed as planned on January 1, 2002 with production from the Midgard field. The cause of the vibration problems related to the export risers has been identified, and Statoil expects that modifications of the gas export systems will be carried out during the summer of 2002. Production from Åsgard B will be limited until this modification is completed. The reduced production from the Åsgard B platform has been offset by delivery of natural gas from other fields. The oil production from Åsgard A has performed according to schedule with a regularity of 95 per cent in the first quarter of 2002.

Total oil and gas production in 2002 is expected to be 950,000 boe per day. In the second and third quarters of 2002, oil production is expected to be somewhat lower than in the first quarter of 2002. The reason for this is continued production limitations in the second quarter of 2002, and planned turnarounds at several Statoil-operated and partner-operated fields. Natural gas sales are expected to show the same seasonal pattern as in previous years with lower sales during the summer months.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.3 billion in the first quarter of 2002 compared to NOK 0.4 billion in the first quarter of 2001. A total of three exploration and appraisal wells were completed in the first quarter of 2002, of which two resulted in discoveries. In PL 104 at Oseberg, the operator Norsk Hydro made a small oil discovery, while they found no hydrocarbons in PL 153. In PL 212 (Skarv), the drilling confirmed the operator BP's previous estimates of oil and gas reserves.

In Statoil's drilling in PL 128 (Stær) north of the Norne field, hydrocarbons were discovered and the licence has decided to drill a sidetrack well. Statoil expect that the discovery could contribute to a coordinated development of several structures in the area. Drilling is also ongoing in an additional three prospects. These are PL 209 (Ormen Lange) operated by Norsk Hydro, PL 255 (President) operated by Norske Shell and PL 152 (Dole) operated by Statoil. Preliminary results from PL 255 are disappointing. Statoil plans to drill approximately 20 exploration and appraisal wells on the NCS in 2002.

FAS 133. Statoil has bought put options as downside protection against low prices for parts of the oil production. The fair market value of these options is adjusted according to the provisions in FAS 133. The options have reduced revenues in the first quarter of 2002 by NOK 0.3 billion.

On March 18, 2002 Statoil applied for **new licenses in the 17th offshore licensing round** in cooperation with Enterprise Oil and Shell. Thirty-two blocks in the Norwegian Sea were put on offer, and Statoil applied for licenses solely in deepwater areas. We expect the new licenses to be awarded during the summer of 2002.

In March 2002, Statoil was **awarded two new operatorships** in the North Sea round, one in block 33/12 south of the Statfjord field and one in block 30/6 near the Veslefrikk field. Statoil was also awarded a minor share in block 2/4 north of the Ekofisk field.

The plan for development and operation of the **Snøhvit** field and the plan for installation and operation of the gas liquefaction plant at Melkøya were approved by the Storting (parliament) on March 7, 2002. Taxation matters concerning the Snøhvit project still remain to be clarified. As a concequence, construction work at Melkøya has been postponed, and no new commitments will be made until this issue is settled. The deadline for confirmation of contracts for the sale and transportation of LNG has also been postponed.

As a part of the **alignment of ownership interests on the Halten Bank area**, Statoil has in the first quarter of 2002 entered into an agreement to sell a 7.9 per cent ownership interest in the Mikkel field to Agip and a 7 per cent ownership interest in the same field to Fortum. These transactions are dependent on government approval. After government approval, Statoil's remaining ownership interest in the Mikkel field will be 41.62 per cent.

In the first quarter of 2002, Statoil entered into an agreement to **sell its 28 per cent ownership interest in the Varg field** to Petroleum Geo-Services (PGS). Statoil expects that this transfer will take place on August 1, 2002.

INTERNATIONAL E&P

USGAAP income statement (in millions)	First Quarter 2002 NOK	2001 NOK	change	2002 USD(*)	Total 2001 NOK
Total revenues	**1,230**	**1,423**	**(14%)**	**139**	**7,693**
Operating, general & administrative expenses	543	504	8%	61	2,165
Depreciation, depletion and amortization	337	320	5%	38	3,371
Exploration expenses	94	43	119%	11	866
Total expenses	**974**	**867**	**12%**	**110**	**6,402**
Income before financial items, income taxes and minority interest	**256**	**556**	**(54%)**	**29**	**1,291**
Realized oil price (USD/bbl)	20.0	24.5	(18%)		22.3
Total liftings:					
Oil (1000 bbl/day)	73	60	21%		58
Natural gas (mmcm/day)	0.8	1.4	(44%)		1.2
Total oil and natural gas liftings (1000 boe/day)	77	69	13%		65
Total oil and natural gas production (1000 boe/day)	84	65	29%		67

Income before financial items, income taxes and minority interest for International E&P was NOK 0.3 billion in the first quarter of 2002 compared with NOK 0.6 billion in the first quarter of 2001. The reduction was mainly related to an 18 per cent decrease in realized oil price, increased business development costs and increased exploration expenses. This was partly offset by a 13 per cent increase in liftings of oil and natural gas.

Average daily lifting of oil in the first quarter of 2002 was 72,500 bbl per day compared to 60,000 bbl per day in the first quarter of 2001. Average daily production of oil increased from 56,600 bbl per day to 79,500 bbl per day. The **Sincor** upgrading plant in Venezuela delivered its first shipment in March. The plant is expected to process 180,000 bbl per day of low-sulphur crude. Statoil has an ownership interest of 15 per cent. The **Girassol** field in Angola, in which Statoil has an ownership interest of 13.33 per cent, is already producing at plateau level with 200,000 bbl per day. The production from the Girassol field was reduced by 2.5 per cent at the end of March due to OPEC's production limitations. Production from new fields has partly been offset by reduced production from the Lufeng field in China and the Siri field in Denmark. The resent unrest in Venezuela has mainly taken place in and around the capital Caracas. In areas where Statoil has production, the situation has been quiet, and production has so far not been affected.

Average daily gas sales in the first quarter of 2002 amounted to 0.8 mmcm compared to 1.4 mmcm in the first quarter of 2001. The reduction is due to an expected decline in production from the Jupiter field on the UK continental shelf.

Total oil and gas production in 2002 is expected to increase to an average of 80,000 boe per day.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.1 billion in the first quarter of 2002, at the same level as the corresponding period of 2001. One exploration well was completed in the first quarter of 2002. This well, Mavacola-2 in Block 15 in Angola, resulted in a discovery. Statoil plans to drill seven exploration and appraisal wells internationally in 2002.

The **international production build-up** is developing according to plan with the **sanction for development of the Xikomba project** in Block 15 in Angola. This field will be developed by a leased production ship and nine subsea wells. The production ship will have a production capacity of 70,000 bbl of oil per day and storage capacity for 1.7 million bbl. Production is planned to start at the end of 2003 and to last for seven years. Statoil's ownership interest in the project is 13.33 per cent.

An **agreement to sell Statoil's E&P operations in Denmark** (the Siri and Lulita fields) to the Danish company DONG Efterforskning og Produktion has been entered into, with an effective date of July 1, 2002. The Danish authorities have yet to give their approval.

Statoil continues to evaluate possible new projects in Iran, Russia, the Caspian, Mexico, Brazil and Venezuela.

NATURAL GAS

USGAAP income statement (in millions)	First Quarter 2002 NOK	2001 NOK	change	2002 USD(*)	Total 2001 NOK
Total revenues	**6,936**	**6,787**	**2%**	**784**	**23,468**
Cost of goods sold	2,532	2,049	24%	286	8,308
Operating, selling and administrative expenses	1,439	1,261	14%	163	4,867
Depreciation, depletion and amortization	144	193	(25%)	16	664
Total expenses	**4,115**	**3,503**	**17%**	**465**	**13,839**
Income before financial items, income taxes and minority interest	**2,821**	**3,284**	**(14%)**	**319**	**9,629**
Gas sales (bcm)	5.1	3.7	38%		14.7
Regularity at delivery point (%)	100%	100%	0%		99.8 %

Income before financial items, income taxes and minority interest was NOK 2.8 billion in the first quarter of 2002 compared to NOK 3.3 billion in the first quarter of 2001. Natural gas sales reached a record 5.1 billon standard cubic meters (bcm) in the first quarter of 2002 compared to 3.7 bcm in the same period last year. Of the total natural gas sales in the first quarter, 4.7 bcm was produced by Statoil. The effect of higher gas sales is partly offset by a just over 20 per cent reduction in gas price, increased cost of goods sold and higher transportation costs due to higher volumes. In addition, the contribution from Statpipe in the first quarter of 2002 declined as a consequence of Statoil's ownership share being reduced from 58.25 per cent to 25 per cent.

Quarterly gas sales reached an all-time high in the first quarter of 2002 with 5.1 bcm. The increase is mainly related to larger volumes sold under long-term contracts from October 2001. Compared to the first quarter of 2001, the increase was also due to the fact that customers used their contractual flexibility to buy lower volumes in the first quarter of 2001.

FAS 133. In the first quarter of 2002 an increase of the market value of a long-term gas sales contract in the UK impacted revenues positively with the amount of NOK 0.3 billion. According to the requirements in FAS 133 the changes in market value, resulting from relative changes in the prices of certain commodities employed in the contract's price formula, must be recognized in current earnings.

Dublin Bay Power Plant commenced trial operations on January 21, 2002. Located in Dublin, Ireland, the plant will produce electricity for the Irish market. Statoil holds a 30 per cent ownership interest. At full production the plant will deliver 400 megawatt which is about 10 per cent of total Irish power demand. The project is on schedule with the start-up date expected to be June 3, 2002.

MANUFACTURING & MARKETING

USGAAP income statement (in millions)	2002 NOK	2001 NOK	First Quarter change	2002 USD(*)	Total 2001 NOK
Total revenues	**46,745**	**42,693**	**9%**	**5,282**	**203,387**
Cost of goods sold	42,623	37,017	15%	4,816	180,732
Operating, selling and administrative expenses	3,913	3,905	0%	442	16,320
Depreciation, depletion and amortization	396	438	(10%)	45	1,855
Total expenses	**46,932**	**41,360**	**13%**	**5,303**	**198,907**
Income before financial items, income taxes and minority interest	**(187)**	**1,333**	**(114%)**	**(21)**	**4,480**
FCC margin (USD/bbl)	1.2	4.1	(71%)		3.6
Methanol price (EUR/ton)	110	235	(53%)		183
Petrochemical margin (EUR/ton)	69	138	(50%)		130

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the first quarter of 2002 showed a loss of NOK 0.2 billion against a profit of NOK 1.3 billion in the corresponding period of 2001.

Low refining margins in the first quarter of 2002 were the main reason for a reduction in profit of NOK 0.4 billion compared to the first quarter of 2001 for the refining area. Average refining margin (FCC margin) was 71 per cent lower, equivalent to USD 2.9 per barrel, in the first quarter of 2002 compared to the first quarter of 2001.

In **oil trading,** profits in the first quarter of 2002 have fallen by NOK 0.2 billion compared to the first quarter of 2001. Statoil's long-term oil inventories are mainly valued based on the LIFO principle, and changes in the oil price do not affect the recorded value of these inventories. The bulk of the short-term oil inventories are, however, valued according to the FIFO principle. These inventories are in most cases risk managed using derivatives, which are accounted for based on market value. The increase in oil prices during the first quarter of 2002 caused an unrealized loss on these transactions of about NOK 0.3 billion, while the value of the inventories increased correspondingly. The increased value of these inventories will not be reflected in income until realized. Oil trading is also responsible for contracts on leasing of refining capacity. Due to low refining margins these contracts have also shown very weak results in the first quarter of 2002.

The **retail marketing** profit decreased by NOK 0.1 billion in the first quarter of 2002 compared to the first quarter of 2001. The increased product prices from the refineries towards the end of the quarter have in the short-term not led to corresponding higher prices to the customers, which influenced the result negativly. Business operations in Estonia, Latvia, Lithuania and Poland have raised profits in the first quarter of 2002 compared to the first quarter of 2001.

A letter of intent to acquire Shell's network of service stations in Estonia, Latvia and Lithuania has been signed.

Methanol results for the first quarter of 2002 were NOK 0.1 billion lower compared to the corresponding period last year. This is due to lower prices. Average realized price on methanol was about 53 per cent lower than in the first quarter of 2001. The methanol price is expected to increase in the near future, as seen in April.

Borealis's result for the first quarter of 2002 is negative, and NOK 0.2 billion lower than the first quarter of 2001. The decrease is due to a reduction in margins in the range of EUR 69 per tonne. Total sales volume increased however by 7 per cent. Petrochemical margins are expected to increase slightly in the short term, as seen in April.

Navion's profit in the first quarter of 2002 decreased by NOK 0.5 billion compared to the first quarter of 2001. This is mainly due to lower shipping rates within conventional shipping and lower capacity utilization and rates for the offshore loading fleet. In addition, *West Navion* was out of operation during most of the first quarter of 2002, which reduced Navion's revenues by about NOK 40 million.

Navion has secured several new contracts from Norsk Hydro. These include contracts of affreightment for existing fields in the Tampen area of the North Sea and on the Halten Bank in the Norwegian Sea, as well as a framework agreement for new fields. As part of this new collaboration, the two shuttle tankers chartered by Hydro - *Vigdis Knutsen* and *Tordis Knutsen* - from Knutsen OAS Shipping have been sub-chartered to Navion.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts in E&P Norway and International E&P, targets and margins; start-up dates for downstream activities; performance and growth targets; product prices; and expected exploration and development activities or expenditures, are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; relevant governmental approvals; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Financial statements

1st quarter 2002

CONSOLIDATED STATEMENTS OF INCOME USGAAP

(in NOK million, except share data)	*For the three months ended March 31, 2002 (unaudited)*	*2001 (unaudited)*	*For the year ended December 31, 2001 (note 1)*
REVENUES			
Sales	**54,935**	50,694	231,087
Equity in net income/(loss) of affiliates	**(119)**	148	439
Other income	**0**	2	4,810
Total revenues	**54,816**	50,844	236,336
EXPENSES			
Cost of goods sold	**(32,209)**	(22,636)	(126,153)
Operating expenses	**(7,382)**	(7,479)	(29,547)
Selling, general and administrative expenses	**(1,134)**	(1,180)	(3,547)
Depreciation, depletion and amortization	**(3,848)**	(3,862)	(18,058)
Exploration expenses	**(262)**	(244)	(2,877)
Total expenses before financial items	**(44,835)**	(35,401)	(180,182)
Income before financial items, income taxes and minority interest	**9,981**	15,443	56,154
Net financial items	**806**	(758)	65
Income before income taxes and minority interest	**10,787**	14,685	56,219
Income taxes	**(7,745)**	(10,277)	(38,486)
Minority interest	**(37)**	(80)	(488)
Net income	**3,005**	4,328	17,245
Net income per ordinary share	**1.39**	2.19	8.31
Weighted average number of ordinary shares outstanding	2,164,585,600	1,975,885,600	2,076,180,942

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

(in NOK million, except share data)	At March 31, 2002 (unaudited)	At March 31, 2001 (unaudited)	At December 31, 2001 (note 1)
ASSETS			
Cash and cash equivalents	**7,516**	16,452	4,395
Short-term investments	**7,332**	10,865	2,063
Cash, cash equivalents and short-term investments	**14,848**	27,317	6,458
Accounts receivable	**24,677**	27,557	26,208
Accounts receivable - related parties	**1,044**	2,156	1,531
Inventories	**5,708**	3,989	5,276
Prepaid expenses and other current assets	**7,814**	9,666	9,184
Total current assets	**54,091**	70,685	48,657
Investments in affiliates	**9,641**	10,180	9,951
Long-term receivables	**6,598**	6,575	7,166
Net property, plant and equipment	**125,981**	133,515	126,500
Other assets	**7,524**	6,737	7,421
TOTAL ASSETS	**203,835**	227,692	199,695
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short-term debt	**6,061**	2,560	6,613
Accounts payable	**11,525**	13,952	10,970
Accounts payable - related parties	**7,197**	12,070	10,164
Accrued liabilities	**12,625**	14,077	13,831
Income taxes payable	**24,702**	21,525	16,618
Total current liabilities	**62,110**	64,184	58,196
Long term debt	**34,102**	36,265	35,182
Deferred income taxes	**41,776**	43,858	42,354
Other liabilities	**10,751**	10,522	10,693
Total liabilities	**148,739**	154,829	146,425
Minority interest	**1,455**	2,479	1,496
Common stock (NOK 2.50 nominal value), 2,189,585,600 and 1,975,885,600 shares authorized and issued	**5,474**	4,940	5,474
Treasury shares - 25,000,000 shares	**(63)**	0	(63)
Additional paid-in-capital	**37,728**	49,372	37,728
Retained earnings	**9,687**	13,835	6,682
Accumulated other comprehensive income	**815**	2,237	1,953
Totale shareholders' equity	**53,641**	70,384	51,774
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**203,835**	227,692	199,695

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

(in NOK million)	For the three months ended March 31, 2002 (unaudited)	2001 (unaudited)	For the year ended December 31, 2001 (note 1)
OPERATING ACTIVITIES			
Consolidated net income	**3,005**	4,328	17,245
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Minority interest in income	**37**	80	488
Depreciation, depletion and amortization	**3,848**	3,862	18,058
Exploration costs written off	**17**	30	935
(Gains)/losses on foreign currency transactions	**(1,253)**	948	180
Deferred taxes	**(465)**	(246)	848
Income taxes of transferred SDFI properties	**0**	3,534	5,952
(Gains)/losses on sales of assets and other items	**188**	60	(4,990)
Changes in working capital (other than cash)			
• (Increase) decrease in inventories	**(432)**	166	(1,050)
• Decrease in accounts receivables	**2,018**	2,297	4,522
• (Increase) decrease in other receivables	**1,161**	(1,612)	(1,543)
• (Increase) decrease in short-term investments	**(5,269)**	(7,007)	1,794
• Increase (decrease) in accounts payable	**(3,025)**	1,557	(3,852)
• Increase (decrease) in other payables	**7,603**	5,404	(1,629)
Increase (decrease) in other non-current obligations	**(57)**	201	2,215
Cash flows provided by operating activities	**7,376**	13,602	39,173
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(3,913)**	(4,779)	(16,649)
Exploration expenditures capitalized	**(197)**	(236)	(765)
Investments and loans granted	**(491)**	0	(2,828)
Repayment of long-term loans granted and other long-term items	**569**	2,289	2,289
Proceeds from sales of assets	**3**	4	5,115
Cash flows used in investing activities	**(4,029)**	(2,722)	(12,838)
FINANCING ACTIVITIES			
New long-term borrowings	**1,833**	2,261	9,609
Repayment of long-term borrowings	**(1,098)**	0	(4,548)
Distribution to minority shareholders	**(84)**	0	(1,878)
Ordinary dividend paid	**0**	0	(5,668)
Amounts paid to shareholder, related to SDFI properties	**0**	(5,255)	(49,747)
Capital contribution related to SDFI properties	**0**	0	8,460
Net proceeds from issuance of new shares	**0**	0	12,890
Net short-term borrowings, bank overdrafts and other	**(763)**	(1,163)	(588)
Cash flows used in financing activities	**(112)**	(4,157)	(31,470)
Net increase (decrease) in cash and cash equivalents	**3,235**	6,723	(5,135)
Effect of exchange rate changes on cash and cash equivalents	**(114)**	(16)	(215)
Cash and cash equivalents at beginning of year	**4,395**	9,745	9,745
Cash and cash equivalents at end of period	**7,516**	16,452	4,395

See notes to the consolidated financial statements

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2001 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2001. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil.

Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. As such, the contribution of properties is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in the first half of 2002. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

In June 2001, the FASB issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives is no longer amortized but is subject to annual impairment tests as described in the Statements. Other intangible assets will continue to be amortized over their useful lives. The impact of the adoption of FAS 141 and FAS 142 from January 1, 2002, was a reduction in amortization charges for the first quarter 2002 of approximately NOK 20 million.

In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 from January 1, 2002, did not have any impact on the Company's financial position and results of operations for the first quarter 2002.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As a result of the adoption of Statement No. 133 on January 1, 2001 Statoil recorded during the first quarter ended March 31, 2001 a NOK 2 million net expense in Net financial items in the Consolidated Statement of Income due to the immateriality of the transition adjustment. No transition adjustment was required to be recorded in Other comprehensive income related to cash flow hedges.

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by the Statement, and enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by the Statement or is not applied by Statoil.

Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil over a period not exceeding 9 months and cash flows related to interest payments over a period not exceeding 34 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended March 31, 2002. The net change in Other comprehensive income associated with the current period hedging transactions was immaterial. At March 31, 2002, the net deferred hedging loss in Accumulated other comprehensive income was NOK 12 million (after tax), an immaterial amount of which will affect earnings over the next 12 months. The unrealized loss component of remaining derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended March 31, 2002 was NOK 192 million (after 28% tax). This item relates to time value of options utilized to hedge certain crude production volumes, which was recorded against sale in Exploration and Production Norway in the Consolidated Statement of Income.

Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities and some inventories of crude oil. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended March 31, 2002. The net gain recognized in Income befeore financial items, income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments, Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data as for the three months ended March 31, 2002 and 2001 is presented below.

(in NOK million)	*Exploration and Production Norway*	*International Exploration and Production*	*Natural Gas*	*Manufacturing and Marketing*	*Other and eliminations*	*Total*
Three months ended March 31, 2002						
Revenues third party	146	859	6,838	46,868	224	54,935
Revenues inter-segment	12,763	371	71	44	(13,249)	0
Income/(loss) from equity investments	30	0	27	(167)	(9)	(119)
Total revenues	12,939	1,230	6,936	46,745	(13,034)	54,816
Income before financial items, income taxes and minority interest	7,096	256	2,821	(187)	(5)	9,981
Segment income taxes	(5,146)	(77)	(2,086)	0	(1)	(7,310)
Segment net income	1,950	179	735	(187)	(6)	2,671
Three months ended March 31, 2001						
Revenues third party	389	869	6,748	42,622	68	50,696
Revenues inter-segment	16,747	554	7	0	(17,308)	0
Income from equity investments	32	0	32	71	13	148
Total revenues	17,168	1,423	6,787	42,693	(17,227)	50,844
Income before financial items, income taxes and minority interest	10,489	556	3,284	1,333	(219)	15,443
Segment income taxes	(7,820)	(167)	(2,400)	(379)	70	(10,696)
Segment net income	2,669	389	884	954	(149)	4,747

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(in NOK million)	*For the three months ended March 31,* 2002	2001
Segment net income	2,671	4,747
Net financial items	806	(758)
Tax on financial items and other tax adjustments	(435)	419
Minority interest	(37)	(80)
Net income	3,005	4,328
Segment income taxes	7,310	10,696
Tax on financial items and other tax adjustments	435	(419)
Income taxes	7,745	10,277

4. INVENTORIES

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

(in NOK million)	*At March 31,* 2002	2001	*At December 31,* 2001
Inventories			
Crude oil	3,356	2,895	2,919
Petroleum products	2,675	1,950	2,567
Other	717	699	593
Total — inventories valued on a FIFO basis	6,748	5,544	6,079
Excess of current cost over LIFO value	(1,040)	(1,555)	(803)
Total	5,708	3,989	5,276

5. COMPREHENSIVE INCOME

The following sets forth Statoil's Comprehensive Income for the periods shown:

(in NOK million)	*For the three months ended March 31,* 2002	2001
Net income	3,005	4,328
Foreign currency translation adjustment	(1,128)	(310)
Derivatives designated as cash flow hedges	(10)	57
Comprehensive income	1,867	4,075

6. FINANCIAL ITEMS

The amount is analyzed as follows:

(in NOK million)	*For the three months ended March 31,* 2002	2001
Interest and other financial income	412	600
Currency exchange adjustments, net	963	(238)
Interest and other financial expenses	(512)	(919)
Realized and unrealized gain/(loss) on securities, net	(57)	(201)
Net financial items	806	(758)

7. RESTRUCTURING AND OTHER CHARGES

In 1999, Statoil made the decision to restructure its US upstream, natural gas trading, and electric power generation operations. In conjunction with this, Statoil established a restructuring provision of NOK 1,400 million primarily for asset write-downs, future lease costs, facilities closure costs and separation costs for approximately 180 employees. The amounts remaining in the provision at December 31, 2001 and March 31, 2002 were NOK 144 million and NOK 111 million respectively. The balance at March 31, 2002 relates primarily to future lease costs, credit risk associated with assets sold, and legal costs expected to be settled in 2002. These charges are classified as "Operating expenses" and relate to the International Exploration and Production segment of Statoil.

8. COMMITMENTS AND CONTINGENT LIABILITIES

In 1996 the Directorate - General for Competition of the European Commission, according to EC/EEA competition rules, commenced an investigation of the members of the GFU, including Statoil, relating to the arrangements for the sale of gas from the NCS, including the activities of the GFU.

On June 12, 2001, Statoil received a "Statement of Objections" from the European Union's Competition authority related to the gas sales organization imposed by Norwegian authorities. The Norwegian Government has publicly announced that it opposes the statement of objections issued by the European Commission and has been accepted as an interested third party in the case and has submitted a written intervention ultimo October 2001.

Statoil responded in writing to the statement of objections ultimo October 2001. In December 2001 a hearing was arranged by the Commission where representatives from the Norwegian government and the companies made oral pleadings in the case.

Statoil cannot predict the possible content or timing of any final Commission decision. However, if proceedings are commenced, the Commission may, among others, impose fines, and require Statoil to re-negotiate or terminate gas sales agreements. In addition, counter parties to gas sales agreements may challenge the validity of those agreements and possibly claim substantial damages.

If any action were brought by the Commission, the Company would defend its position vigorously, and the Company believes it has substantial defences. Towards the end of February this year the Commission approached Statoil with the view to explore the possibilities for a settlement solution.

In addition, during the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on management's best judgment. Management does not believe that the resolution of these legal proceedings will have a material adverse effect on its financial position, results of operations or cash flows.

9. SUBSEQUENT EVENTS

On May 6, 2002, Statoil entered into an agreement to sell its interests in the Siri and Lulita oil fields on the Danish continental shelf with an effective date July 1, 2002. Net book value at March 31, 2002 amounts to approximately NOK 0.1 billion. The sale is contingent on the approval of the Danish authorities.


TOTAL RECORDABLE INJURY FREQUENCY
12
10
8
6
4
2
0
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.


OIL SPILLS
150
100
50
0
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002

Oil spills (scm) cover accidental discharges of oil to the external environment. Spills collected on site before reaching the external environment are not included.


LOST-TIME INJURY FREQUENCY
4
3
2
1
0
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.


SERIOUS INCIDENT FREQUENCY
6
5
4
3
2
1
0
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002

The serious incident frequency specifies the number of incidents with a high loss potential per million working hours.